Exhibit 2

October 2, 2019

John C. Malone

440 South Beach Road.

Hobe Sound, FL 33455

Re:

Voting and Standstill Agreement (the “Agreement”) dated as of November 15, 2015 among MHR Fund Management, LLC (the “Mammoth”), the affiliated funds of Mammoth party thereto, Liberty Global Incorporated Limited, Discovery Lightning Investment Ltd., John C. Malone (“JCM”), Lions Gate Entertainment Corp., (the “Company”), Liberty Global PLC, and Discovery Communications, Inc., as amended

Dear Mr. Malone:

Mammoth acknowledges, and it is the Company’s understanding that, certain entities affiliated with JCM (the “Sellers”) have proposed to transfer (the “Sale”) the balance of Seller’s ownership of shares of Class A voting common stock of the Company (the “Shares”) to affiliates of Mammoth (the “Buyers”) pursuant to a Purchase Agreement (the “Purchase Agreement”) dated as of October 2, 2019 between the Buyers and the Sellers. Section 4.01 of the Agreement (“Section 4.01”) contains restrictions on the Transfer (as defined in the Agreement) of such shares. By the execution and delivery of this letter, each of Mammoth (for the benefit of JCM) and the Company (for the benefit of JCM and Mammoth) hereby waives the restrictions or requirements applicable in Section 4.01 to the Transfer of the Shares contemplated by the Purchase Agreement.

MHR Fund Management LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	General Counsel and Principal

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ Corii D. Berg
Name:	Corii D. Berg
Title:	General Counsel